SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  February 22, 2008

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated February 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

 James Sinclair

Date:   February 22, 2008

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release February 22, 2008

Tanzanian Royalty Traces Gold-bearing Shear Zones Along Strike Length of 2.2 Kilometres at Kigosi Project in Tanzania

Tanzanian Royalty is pleased to announce that all assay results have been received from the Phase 5 drilling program on its Kigosi Gold Project.

The Reverse Circulation (RC) drill program was completed in December 2007 and consisted of 64 holes aggregating 3,659 metres, bringing the total drilled at Kigosi to 16,958 metres in 378 holes.

According to Tanzanian Royalty President, John Deane, “The objective of this fifth phase of drilling was to test the strike continuity of the Luhwaika reef system to the southeast on two 200 metres-spaced lines, and to drill infill holes down-dip and along strike of mineralization identified in previous drilling in the northwest area.”

Drilling was conducted along nine control lines with a central baseline having a strike length of 2.8 kilometres.  Hole spacing was 30 metres, he noted.

The two shear zones hosting the high grade shoots have now been traced along a strike length of 2.2 kilometres. Both structures are still open towards the northwest and southeast.  The gold bearing shoots within these shear zones have strike lengths ranging from 100 to 1,300 metres and most of them appear to be closing off to the northwest.

Below is a summary of the shoot statistics:

Shear System	Shoot Name	No of RC holes	Length (m)	Width (m)	Thickness (m)	Grade (g/t)	Comments
Luhwaika Main	Falcon	8	±850	10-20	1-2	2.59 - 8.83	Closed
Luhwaika Main	Bateleur	17	±1300	10-20	1-3	1.99 - 101.25	Closed
Luhwaika Main	Eagle	7	450	10-20	1-2	2.10 - 6.65	Closed
Luhwaika Main	Goshawk	4	650	10	1-2	7.14 - 35.70	Open to west
Luhwaika West	Flamingo	3	300	10	1	3.96 - 4.46	Closed ?
Luhwaika West	Pelican	7	1000?	10-30	1-2	2.77 - 16.46	Open to west
Luhwaika West	Albatross	3	±250	10	1	4.63 - 20.30	Open to west

The shoots are separated by lower grade (<2g/t) envelopes that are between 10 and 30 metres wide along the plane of the shear zones.

A summary of the Phase 5 drill highlights is presented below:

Hole No	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 1510N
KG20RC-378	75	78	3	1.25	*1m@9.07	West Zone in shoot
Line 1750N
KG20RC-370	41	42	1	1.83		West Zone
KG20RC-370	74	75	1	1.04		West Zone
KG20RC-371	60	61	1	2.29		New Zone?
KG20RC-371	80	81	1	2.21		New Zone?
KG20RC-371	88	93	5.053			West Zone
KG20RC-372	101	104	3	1.82	1m@4.63	West Zone in shoot
KG20RC-373	118	119	1	1.0		West Zone
Line 2550N
KG20RC-360	4	5	1	3.16		gravel
KG20RC-360	8	9	1	4.85		Main zone in shoot
KG20RC-361	17	19	2	1.29		Main zone
KG20RC-363	39	41	2	0.89		Main Zone
KG20RC-364	47	50	3	1.13	1m@2.11	Main zone in shoot
KG20RC-366	64	66	2	3.93	1m@7.24	Main zone in shoot
KG20RC-367	76	77	1	0.99		Main Zone
Line 2650N
KG20RC-314	39	40	1	1.39		West Zone
Line 2750N
KG20RC-341	15	17	2	1.13		West Zone
Line 2850N
KG20RC-319	21	23	2	2.60		West Zone in shoot
* Screen Fire Assay result on duplicate run.

The above intersections are estimated to be very close to true thicknesses with all the drill inclinations being -60 degrees and the dip of the reef being -22 degrees. All holes are drilled perpendicular to the assumed strike of the reef(s).

The sixth phase of drilling will commence shortly once maintenance on the Company’s in-house rig has been completed. This phase will evaluate untested artisanal mine workings some 150 metres to the north of the Luhwaika Main Zone.

These workings are sub-parallel to the Luhwaika Main Zone and have a known strike length of 350 metres. Artisans have been mining a gravel zone in this area that is hosted within laterite material, a heavily-weathered subsoil. “This may well be the surface expression of a third shear structure,” Deane suggested.

The drilling will also target the down-dip and northwest extensions to the Albatross Shoot. In addition, some in-fill drilling will also be undertaken on the Main Zone.

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza. Duplicates and Standards were inserted in the sample stream approximately every 20 samples. The duplicates have a correlation coefficient of 84.6%, which is accounted for by the large nugget effect within the sampling. 18% of the standards from SGS fall outside the acceptable 3rd standard deviation. Due to this, to validate the assay results 95% of the high gold samples were sent to Humac lab as a check. The Humac fire assay results gave a 71% correlation with the SGS results. The figures used in this press release are the average grades taken for between one and three duplicates run by the labs on each analysis.

Qualified Person

The technical information contained in this document has been reviewed and approved by John Deane, President, Tanzanian Royalty Exploration Corporation Limited, a qualified person as defined by NI 43-101. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.